Exhibit 4.22

Date: February 22, 2004

Israel Discount Bank Ltd.

Dear Sir,

re: Undertaking

Whereas we have received and/or we are about to receive from you credit and other banking services and we have also signed and/or will sign undertakings and guarantees as collateral for debts and liabilities of other bodies to you:

And whereas among our other liabilities to you we have signed letters of undertaking dated July 30, 2003, and September 18, 2003 (hereafter: “the letters of undertaking”);

And whereas we are applying to you with a request to amend the letters of undertaking as set out below;

Wherefore we hereby undertake to you that as long as we do not repay to you our debts and liabilities to you the following shall apply:

1.	Paragraph 3.I.2 of the letter of undertaking dated July 30, 2003, shall be cancelled and it shall be replaced by the following:

Tangible net worth –

1. 2. 3. 4.	In the first quarter of 2004-- not less than a sum of $ 500,000 (five hundred thousand US dollars).
In the second quarter of 2004-- not less than a sum of $ 700,000 (seven hundred thousand US dollars).
In the third quarter of 2004-- not less than a sum of $ 1,000,000 (one million US dollars).
In the fourth quarter of 2004-- not less than a sum of $ 1,300,000 (one million and three hundred thousand US dollars).

For this purpose, “tangible net worth” means – net work from the audited financial statements less intangible property (including: deferred expenses, goodwill, patents, copyrights, etc.).

2.	Paragraph 3.II of the letter of undertaking of July 30, 2003, shall be amended so that the EBITDA for 2004 shall be as follows:

a. b. c. d.	The first quarter shall not be less than an amount of $ 800,000 (eight hundred thousand US dollars).
The second quarter shall not be less than a cumulative amount of $ 1,800,000 (one million and eight hundred thousand US dollars).
The third quarter shall not be less than a cumulative amount of $ 3,600,000 (three million and six hundred thousand US dollars).
The fourth quarter shall not be less than a cumulative amount of $ 6,000,000 (six million US dollars).

3.	Paragraph 3.III of the letter of undertaking dated July 30, 2003, shall be cancelled, and it shall be replaced by the following:

The ratio between the cumulative EBITDA and the total of debts and liabilities to the banking institutions and other financial institutions (including abroad) together with current maturities for debts and liabilities and together with the bank debt of the NUR Europe subsidiaries shall be:

As of date	31.03.04	30.06.04	30.09.04	31.12.04
The ratio	1 : 58	1 : 26	1: 13	1: 8

4.	Paragraph 3.IV of the letter of undertaking dated July 30, 2003, shall be cancelled.

5.	Paragraph 3.V of the letter of undertaking dated July 30, 2003, shall be amended as follows:

“Our cash balance shall not be less, at the end of each quarter, than an amount of $ 6,000,000 (six million US dollars).”

6.	Until March 31, 2004, we shall raise capital in a total amount of at least $ 3,000,000 (three million US dollars), from an investor group, by issuing shares.

9.	We have signed similar financial terms also with Bank HaPoalim and Bank Leumi, a copy of which has been delivered to you.

10.	On the occasion of signing this document, and as a condition for it coming into force, we will pay you a commission for the undertaking and preparing documents in a sum of $ 7,500 (seven thousand and five hundred US dollars) and this shall be in addition to the commissions involved in managing the account and carrying out transactions.

11.	Except for the aforesaid, there shall be no change whatsoever in the letters of undertaking.

Sincerely, —————————————— NUR Macroprinters Ltd.

Confirmation of lawyer

I the undersigned,    Doron Faibish   , Adv., being the legal adviser of the company NUR Macroprinters Ltd, hereby confirm that the authorized signatories of the company, Messrs.    David Amir and David Zeleman             signed the above document before me and their signature binds the company.

—————————————— Advocate

We the undersigned agree to the aforesaid: —————————————— Israel Discount Bank Ltd.